Exhibit 15.1

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim consolidated financial information of RAIT Financial Trust and subsidiaries for the three month periods ended March 31, 2009 and 2008 as indicated in our report dated May 11, 2009; and for the three and six-month periods ended June 30, 2009 and 2008, as indicated in our report dated August 10, 2009; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our reports(which contained an explanatory paragraph regarding the change in method of accounting for noncontrolling interests in consolidated subsidiaries and convertible senior notes as of December 31, 2008 due to the Company’s adoption of FASB No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 and FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), on January 1, 2009) referred to above, which are included in your Quarterly Reports on Form 10-Q for the quarters ended March 30, 2009 and June 30, 2009, are incorporated by reference in this Registration Statement and prospectus.

We also are aware that the aforementioned reports, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

October 30, 2009